November 9, 2017

The Board of Directors of Green Endeavors, Inc.

59 West 100 South, 2nd Floor

Salt Lake City, Utah 84101

Dear Richard:

I Logan C. Fast hereby resign, effective immediately as Vice President and as a Director of Green Endeavors, Inc.  I have no disagreement or dispute with the board or management.

I am also hereby resigning my positions with the subsidiaries of Green, as a Vice President and a Director of Landis Salons, Inc., as a Vice President and a Director of Landis Salons II, Inc. and as a Manager of Landis Experience Center LLC.

I have appreciated the opportunity to work with the Board of Directors and the rest of the management of the company.

I am willing to assist with any questions or matters to which I may be of help to the company and the board going forward.

Sincerely,

/s/ Logan C. Fast

Logan C. Fast